Filed by Chicago Atlantic Real Estate Finance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Chicago Atlantic Real Estate Finance, Inc.

Commission File No.: 001-41123

Chicago Atlantic Real Estate (Q3 2026)
November 10, 2026

Corporate Speakers:

●	Peter Sack; Chicago Atlantic Real Estate Finance, Inc.; Co-Chief Executive Officer

●	David Kite; Chicago Atlantic Real Estate Finance, Inc.; President and Chief Operating Officer

●	Phil Silverman; Chicago Atlantic Real Estate Finance, Inc.; Chief Financial Officer

Participants:

●	Lisa Kampf; SCR Partners; Senior Vice President

●	Aaron Grey; Alliance Global Partners; Analyst

●	Chris Muller; Citizens Capital Markets; Analyst

●	Pablo Zuanic; Zuanic & Associates; Analyst

PRESENTATION

Operator^ Good day and welcome to the Chicago Atlantic Real Estate Finance, Inc. Third Quarter 2026 Earnings Conference Call. (Operator Instructions)

Please note this event is being recorded.

I would now like to turn the conference over to Lisa Kampf from SCR Partners. Please go ahead.

Lisa Kampf^ Thank you. Good morning. Welcome to the Chicago Atlantic Real Estate Finance conference call to review the company’s results.

On the call today will be Peter Sack, Co-Chief Executive Officer; David Kite, President and Chief Operating Officer; and Phil Silverman, Chief Financial Officer.

Our results were released this morning in our earnings press release, which can be found in the investor relations section of our website, along with our earnings supplemental, each of which has been furnished to and filed with the SEC.

A live audio webcast of this call is being made available today. For those who listen to the replay of this webcast, we remind you that the remarks made herein are as of today and will not be updated subsequent to this call.

During this call, certain comments and statements we make may be deemed forward-looking statements within the meaning prescribed by securities laws, including statements related to the future performance of our portfolio, our pipeline of potential loans and other investments, future dividends, financing activities, the proposed merger of the company with the Chicago Atlantic BDC, Inc., ticker LIEN, and its expected timing and benefits.

We also discuss certain non-GAAP measures, including but not limited to distributable earnings. Definitions of these non-GAAP measures and reconciliations to the most directly comparable GAAP measures are included in our earnings release and supplemental information available on our website and furnished to the SEC.

I would like to remind listeners that today’s remarks and earnings supplemental contain forward-looking statements that are subject to significant risks and uncertainties that can cause actual results to differ materially from our current expectations. Investors are urged to carefully review various disclosures made by the company, including the risks and other information disclosed in the company’s filings with the SEC.

Risks and uncertainties include the ability to complete the merger of REFI and LIEN on the anticipated timeline, to obtain the required approvals of REFI and LIEN stockholders, including their affiliated stockholders, the post-BDC election approvals and required third-party consent, the risk that REFI elects to be regulated as a BDC but the merger is not completed, conflicts of interest arising from the affiliation of the company’s advisors, changes in the exchange ratio, to realize the anticipated benefits of the transaction and developments in the cannabis regulatory environment, as well as other risks described in our SEC filings and in the legends in today’s file material.

Actual results may differ materially, and we undertake no obligation to update except as required by law.

The transcript of this call will be filed with the SEC pursuant to Rule 425 under the Securities Act of 1933 and is being filed under Rule 14a-12 under the Securities Act of 1934. In connection with proposed merger, LIEN has filed with the SEC a registration statement on Form N-14 as amended, which includes a preliminary joint proxy statement of REFI and LIEN and a preliminary prospectus of LIEN. The registration statement has not been declared effective.

Investors and stockholders are urged to read those materials, the definitive joint proxy statement prospectus when it becomes available and any amendments or supplements because they contain or will contain important information about the transaction.

LIEN, REFI, the respective directors and executive officers, Chicago Atlantic BDC Advisor LLC, and Chicago Atlantic REIT Manager LLC, and certain other people may be deemed participants in the solicitation. Information about those persons and their interests is included in the preliminary joint proxy statement prospectus.

Copies of all file materials will be available free of charge on the SEC’s website and on each company’s investor relations website. Please note that nothing on this call constitutes an offer to sell or solicitation of an offer to purchase any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the 1933 Act.

I’ll now turn the call over to Peter Sack. Please go ahead.

Peter Sack^ Thank you, Lisa. Good morning, everyone.

During the quarter, we remained focused on the priorities that have defined our strategy, originating high-quality loans, maintaining disciplined underwriting standards, and actively managing our existing portfolio to generate attractive risk-adjusted returns for our shareholders.

As I’ve stated before, Chicago Atlantic Real Estate Finance operates within a unique intersection of real estate, credit, and the U.S. cannabis industry with very little overlap with the broader mortgage REIT and credit markets.

Focusing on one sector enables us to develop deep expertise across loan origination, underwriting, and real estate analytics. These are capabilities that differentiate us from other lenders in the industry.

Our specialized market knowledge, established relationships, and deep understanding of risk allow us to structure investments with a level of insight that broader-based lenders often do not have the means to replicate.

I’d like to spend some time contrasting Chicago Atlantic Real Estate Finance, Inc. with the broader mortgage REIT market as of September 30, 2026.

We believe that the performance of REFI’s borrowers have little correlation with the broader residential and commercial mortgage real estate markets.

As far as we know, REFI’s portfolio has no overlap in borrowers with any other public mortgage REIT. Approximately 57% of the portfolio benefits from interest rate increases and given the absence of interest rate caps on our loans, each 25-basis point interest rate increase is expected to lead to $0.015 per share improvement in quarterly distributable earnings.

REFI had an unlevered weighted average portfolio yield of approximately 14.8%, compared to approximately 6% to 8% on a comparable basis among select commercial mortgage REIT peers.

REFI operates with leverage of 0.48 times debt to equity versus an approximate range of 3x to 5x total debt to stockholder equity across that same peer group. REFI holds no residential mortgage-backed securities, no commercial mortgage-backed securities, no agency securities, and instead agents and directly originates nearly the entirety of its portfolio, making investments at low leverage levels strong covenant-laden documentation and direct insight into the operations of its borrowers.

We believe that REFI’s portfolio and operating model are highly differentiated from the broader mortgage REIT market.

Nonetheless, REFI’s share price has recently moved closely with the broader mortgage REIT market. Year-to-date through November 6, 2026, REFI and the VanEck Mortgage REIT Income ETF, ticker MORT, each generated total returns of approximately negative 17% to 18%. Further, over the course of September, the 10-year treasury yield increased by approximately 54 basis points.

Following the Fed’s 25 basis point rate hike on September 17th, the share prices of REFI and MORT both declined in line by about 9% through September 30th, despite rising interest rates actually benefiting REFI’s net interest income.

As I’ve noted previously I believe that REFI has not been rewarded for its differentiation from the mortgage REIT market. It is possible that some mortgage REIT investors find that REFI is just too small to justify the time and effort of underwriting a significant investment in REFI, particularly relative to learning curve of understanding our industry.

Pivoting for a moment, in evaluating the proposed merger with Chicago Atlantic BDC, Inc. or LIEN, the special committee and the board considered that the cannabis-focused mortgage REIT model presents structural constraints that may limit REFI’s ability over time to enhance shareholder value. Those constraints include REFI’s relatively small scale, the limits that our REIT election places on our investment mandate, and a constrained ability to access institutional debt capital and broaden our investor base.

They also considered that our cannabis-only mandate has limited institutional investor participation in REFI common stock. In June, acting on the special committee’s unanimous recommendation, the board approved the merger agreement with LIEN, REFI’s election to be regulated as a BDC, and the merger, each of which remains subject to stockholder approval.

The assets of REFI, while secured by real estate, are similar to those of a BDC, in that REFI lends to operating businesses, and REFI and LIEN share substantially similar investment strategies and management teams.

The special committee and the board considered that the combined company would have greater scale and broader investment mandate that could provide diversification across borrowers, sectors, and collateral types.

They also considered that its trading liquidity could increase, broadening the universe of potential investors, and that it could attract additional institutional investor interest over time, although there can be no assurance that this will happen. For these, among other reasons, I support the board’s recommendation on the REFI and LIEN merger.

Factors the special committee and the board considered, the risks of the transaction, and the interests of REFI’s directors, officers, and manager in the merger, which may differ from those of stockholders generally, are described in the joint proxy statement and prospectus, and we encourage stockholders to read it.

I will let my colleagues, David and Phil, comment on the performance, but I wanted to congratulate the team on an active quarter.

We deployed more than $85 million of new principal fundings, added capacity to our revolving credit facility, completed the Coach transaction, delivered $0.49 of adjusted distributor earnings on a fully diluted basis, and paid a regular quarterly dividend of $0.47 per share, our 18th consecutive quarter doing so.

The Coach transaction closed in July, with REFI issuing approximately $4.3 million new common shares at a price of $14.353 per share, in exchange for second LIEN notes with an aggregate principal balance of $62.6 million. We refer to these instruments as the Coach notes throughout our comments.

During the third quarter, one of the 32 Coach notes was repaid in full upon the sale of a property in Florida, generating approximately $900,000 in fee income.

In total, the Coach notes contributed approximately $2.6 million to distributable earnings in the third quarter, and we remain optimistic about continuing to generate attractive yield from the transaction. The Coach portfolio has a stated annual yield of approximately 12%, which reduces the weighted average yield of REFI’s portfolio. However the Coach notes this quarter generated an annualized return greater than 18%, accretive to our portfolio yield.

I would encourage you to review the slides on the Coach notes and the case study on Coach’s property sale in the quarter in our earnings supplemental.

In closing, we’ve continued deliberate execution while making strategic decisions to strengthen REFI and position the company for long-term success for the benefit of shareholders. We remain confident in our ability to navigate a volatile economic landscape, while staying disciplined in our underwriting and true to the strategy that has driven our performance to date.

We look forward to the REFI and LIEN stockholder meetings, and if the merger is approved and completed, to continue to execute our strategy as a part of a combined company.

David will now speak to the portfolio in greater detail. David?

David Kite^ Thank you, Peter.

As of September 30, the total principal balance of our loan portfolio, which includes loans held for investment, loans at fair value, and the Coach notes presented within stockholders’ equity under GAAP totaled approximately $527.7 million across 28 portfolio companies with a weighted average yield to maturity of 14.8%.

Gross originations during the quarter were approximately $85.1 million of principal fundings, of which $17.5 million and $5 million were funded to new borrowers and existing borrowers, respectively, and $62.6 million was represented by the Coach transactions.

These fundings were offset by approximately $13.2 million of repayments, comprised of approximately $3.8 million in scheduled amortization payments, $7 million from full loan prepayments, and $2.4 million of partial prepayments.

Portfolio risk ratings and credit quality remain relatively consistent in the third quarter, with 89.3% risk rated three and below, while 10.7% of our portfolio is risk rated four or five.

As of September 30, 2026, non-accruals remained unchanged in amount from June 30, and were approximately 3.1% of our total loan portfolio based on outstanding principal, compared to approximately 3.7% as of June 30, 2026, with a comparative decrease primarily due to the increase in portfolio size.

As of September 30, 2026, our portfolio consisted of 36% fixed rate loans and 64% floating rate loans. Approximately 69.2% and 30.8% of floating rate loans are benchmarked to the prime rate and SOFR rate, respectively. With the current prime rate at 7%, 73% of our prime rate loans are at their floors and become accretive with interest rates above 7.2%. Importantly, our floating rate loans have no interest rate caps and benefit from rate floors, providing a structural advantage over most mortgage REITs.

Total leverage equaled 48% of book equity at September 30th, just up 1% from June 30th.

As of September 30th, we had $94.4 million outstanding on our senior secured revolving credit facility and $50 million outstanding on our unsecured term loan. During the third quarter, through additional commitments from our existing bank syndicate, we increased the available borrowing capacity under the revolving loan by $7.5 million, resulting in total availability of $117.5 million.

As of today we have approximately $15.2 million available on the senior credit facility and total liquidity, net of estimated liabilities and anticipated funding of approximately $12 million. Subsequent to quarter end, we funded $3.2 million to existing borrowers under fully discretionary delayed draw term loan facilities.

We are exploring opportunities to expand our liquidity, but expect originations to slow during the fourth quarter of 2026.

I’ll now turn it over to Phil.

Phil Silverman^ Thanks, David.

I’d like to begin reiterating how the Coach transaction is presented in our consolidated financial statements as of and for the period ended September 30th.

As previously disclosed, because the Coach notes were received as consideration for the issuance of the company’s common stock, the Coach notes are presented as a reduction of stockholder’s equity, rather than as loans held for investment or within total assets on a consolidated balance sheet.

Further, the associated cash flows from interest, principal and exit fees, if any, are classified as financing activities and recorded through stockholder’s equity, rather than recognized as interest income in the consolidated statement of operations.

Moving on to results for the third quarter.

Our net interest income of $12.5 million for the third quarter represented a $0.3 million or 2.3% decrease from $12.8 million during the second quarter. However adjusted for cash interest proceeds from the Coach notes, total net interest income was $15.1 million, representing an approximate 18% increase.

As adjusted, the increase was attributed to approximately $2.6 million of interest and fee income on the Coach notes, timing of capital deployments and repayments, as well as the modest impact of the 25-basis point prime rate increase in mid-September.

These increases were offset by an increase in interest expense from approximately $2.4 million in Q2 to $2.9 million in Q3, resulting from an increase in the weighted average borrowings on our revolving loan from $67.5 million to $95.5 in the comparative periods.

Our CECL reserve on our loans held for investment as of September 30th was approximately

$12.3 million, and on a relative-size basis, our reserve for expected credit losses represents approximately 2.9% of outstanding principal of our loans held for investment. While we do not record CECL reserves on the Coach notes in our consolidated financial statements, we estimate a CECL reserve attributable to the notes of $1.8 million, or approximately 3% of the principal balance.

There were no material changes to the company’s non-accrual positions, which represent 3.1% of our total portfolio, inclusive of the Coach notes, all of which are current on interest payments.

Distributable earnings per weighted average share on a basic and fully diluted basis were approximately $0.50 and $0.49, respectively. Third quarter distributable earnings includes approximately $2.6 million of interest and fees earned on the Coach notes during the quarter, which are excluded from GAAP net income, but will be included in re-taxable income for the 2026 tax year.

In October, we distributed the third quarter dividend of $0.47 per common share, declared by our board in September. In addition to GAAP book value per share, we present adjusted book value per share on an as-paid basis, which is a non-GAAP financial measure.

We define adjusted book value as paid basis as total stockholders’ equity computed in accordance with GAAP plus the outstanding principal balance of the Coach notes and any accrued unpaid interest thereon that have been deducted from or not recognized in stockholders’ equity under GAAP. This measure presents our book value as if the Coach notes had been repaid in full in cash as of the balance sheet date.

We believe adjusted book value per share on an as-paid basis is useful to investors because it reflects the capital contributed to us in the Coach transaction on the same basis as the shares issued, is consistent with the manner in which the Coach notes are treated for purposes of the exchange ratio under the merger agreement, and it enables our shareholders to compare our book value per share with that of prior periods and of other commercial mortgage REITs whose loans are recognized as assets.

Our adjusted book value per common share outstanding was $14.12 as of September 30th, 2026, compared with $14.15 as of June 30th. There were approximately 26 million and 21.7 million common shares outstanding on a fully diluted basis as of September 30th and June 30th, respectively.

Operator, we’re now ready to take questions.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) The first question today comes from Aaron Grey with Alliance Global Partners. Please go ahead.

Aaron Grey^ First of all, understanding that the need for real estate coverage could change momentarily post-merger with LIEN, while keeping it in the context of REFI, how do we think about the pipeline with proper real estate coverage and how that could change potentially as new states come online versus having more opportunities with maturing states, particularly as you think about maybe Georgia, Texas, Kentucky, on medical or other states that could legalize post-changes at the legislative level on the November 3rd election?

So any commentary on that, more on the confines of just REFI and real estate coverage would be helpful. Thanks.

Peter Sack^ Sure, Aaron.

The pipeline declined this quarter in part due to quarter over quarter, in part due to the significant amount of funding that we made this quarter of the pipeline, and B, because our available liquidity as of today is largely expended.

That being said, I am excited about the opportunities that may arise from this month’s election results. I think that in particular, medical states such as Pennsylvania, Texas, Georgia will benefit from Democratic executive leaders in the governor’s office potentially leading to expansions of those medical markets, and in the case of Pennsylvania, potentially an expansion of bills for adult use.

That will open up opportunities for both REFI and LIEN and for cannabis investment across the space that we’re quite excited about.

I don’t think, however, it changes the long-term thesis that we’ve founded upon in the materials regarding the lean refi merger and the belief that a vehicle that’s not constrained by a real estate mandate has a much stronger set of opportunities.

Aaron Grey^ Okay. Great. Appreciate that color.

Next question would be just in terms of the higher yields or higher rates and the impact that it’s had on the broader mortgage category.

You alluded to an opportunity to decouple how you differentiate maybe from broader mortgage REITs. Do you maybe expand on that and maybe not even just on a standalone basic refi, but even on a portfolio with lean, how you think that will better create a picture of how you’re differentiated from broader mortgage REITs even in a higher rate environment?

Peter Sack^ In our prepared remarks, we attempted to elaborate on what we see as a contradiction, that we think that our portfolio is highly differentiated from the broader mortgage REIT market in terms of the assets that it holds, the industry and economic fundamentals that it’s exposed to, and the impact of rising interest rates on our portfolio versus the broader mortgage REIT market.

Oddly, in contrast to that, we laid out some of the data points under which we observe REFI trading very much in line with the broader mortgage REIT market and in line with the broader mortgage REIT market as interest rate rises have come to fruition.

And that discrepancy or contradiction is what we wanted to highlight. And as we think about the BDC and the mortgage REIT as a combined vehicle, I think one of the opportunities that I think it presents is to comp to a different set of comparables. I think the comparable to the mortgage REIT market is not necessarily particularly applicable.

And the aim is that when comped to the BDC and private credit markets, that the relevant differentiation of these portfolios will be more apparent to the investor community. And fundamentally, the investor community of BDC investors will look more favorably, and our portfolio will appeal more to that community than perhaps they are to the mortgage REIT investor community.

In a rising interest rate environment, the impact of rising interest rates is simply arithmetic. Every 25 basis points of interest rate increase leads to approximately $0.015 per quarter of increase of distributable earnings.

That’s a powerful tool, and it’s driven by very thoughtful portfolio construction of originating transactions with floating rates with really high interest rate floors that give REFI investors the benefit of convexity when interest rates go up without losing income when interest rates go down.

Did I -- did I address -- did I address your points, Aaron?

Aaron Grey^ Yes, that was great. I really appreciate that color. I’m going to jump back into the queue.

Operator^ The next question comes from Chris Muller with Citizens Capital Markets. Please go ahead.

Chris Muller^ I got a couple of questions on the Coach deal, and sorry if I missed some of this in Phil’s comments. But the $231 out of book value from the Coach notes, should that come back into book value over time?

Is that correct?

Then, could there be more upside to that, or does that include the potential exit fees in that number?

Peter Sack^ Your question is for Phil.

Phil Silverman^ Yes. I can take this one. Thanks, Chris.

Yes, that $231, that’s a reduction. The reason that occurs is because we obviously issued the approximately 4.3 million shares, but book value doesn’t change because the note is offset all within equity.

As the loans are repaid, the book value will accrete up back to where it was last quarter, which is why we’ve presented the reconciliation of book value and adjusted book value, which assumes all of the notes are repaid in full.

And to answer the second part of your question, there is incremental upside in the exit fees. Those also run through equity until the notes are repaid, so any exit fees are also accretive to book value in the same regard.

Chris Muller^ Got it. Then, maybe dig a little deeper on the Palm Beach sale. That was a quick improvement on cap rate there from July to September. I guess was there improvements at the property level?

Kind of what changed and drove that cap rate improvement in such a quick period?

And is there a cadence of sales that you guys expect, or is it more so just opportunistic from the Coach side?

Peter Sack^ This was an opportunity that we -- that specific property, there was not a specific catalyst of improvements at the property to drive the sale. It reflects a long-running process.

The Coach transaction took a significant amount of time to drive from negotiation to execution. And during that time, we began the process of marketing some of those properties for which we thought there was opportunity for sale, so that once the transaction closed, we’d be ready to execute on the portfolio changes that we wanted to execute on.

And so, it’s not a -- the sale in the first quarter is not a reflection of something new happening within that quarter. It’s more a reflection of the preparatory work that we had been doing in the run-up to the closing of the Coach deal to be prepared to execute.

We expect, as we find opportunities to rotate properties out of the portfolio at an attractive cap rate, and rotate properties into the portfolio at an attractive cap rate, we’ll continue to do so.

So I think it’s too early to tell what the specific cadence will be, but we expect to have additional opportunities to do so in the future.

Chris Muller^ Got it. Very helpful. Appreciate you guys taking the questions today.

Operator^ The next question comes from Pablo Zuanic with Zuanic & Associates. Please go ahead.

Pablo Zuanic^ Peter, just can you start by giving us a reminder in terms of the steps and milestones to get the BDC merger closed?

You have the shareholders agreement and state-level, I guess approvals. Can you just go through the different steps that are left?

That’s the first part of the question.

And the second one, not to get too precise on the wording, but it used to be, I think late ’26, then early ’27, and today in the press release just says ’27. I don’t know if there’s been any delays that were not expected initially. Thank you.

Phil Silverman^ Sure.

Peter Sack^ I’ll let Phil take the question on merger completion steps.

Phil Silverman^ Yes. Hello, Pablo.

As you know, or as we’ve publicly filed under the LIEN filings, LIEN filed its initial N-14 preliminary joint proxy prospectus back in July and then updated it again in September. At this point, we’re going through just the customary review process with the SEC and working collaboratively with them to do so.

Once that process is resolved, what we then need shareholder approval on both the election to be treated as a BDC and then to merge with and into LIEN and a two-step shareholder voting process.

At this point, that’s the only public comment we can make on the rest of the process, and that it’s just ongoing as is customary.

Pablo Zuanic^ Right. Okay.

Then just going back to the Coach transaction, I mean given the experience to date since the deal closed, is there an appetite for more deals of that structure or was this very one-offish?

Peter Sack^ I think there are significant additional opportunities to continue this process of selling properties at a lower cap rate and cycling into properties at a higher cap rate, the exact cadence of which is difficult. It was difficult to forecast, but this is exactly the thesis under which we executed the Coach transaction.

So we’re happy to have the opportunity to showcase the first instance of that in this quarter.

Pablo Zuanic^ Right. And look, just a couple of more.

I know you’re probably going to say too much about the future merge entity, but you’ve talked about the idea of gaining larger scale as a result of a merger, right, get more shareholder money, investor interest, all of that understood.

But as a way to grow in the longer term, would doing syndicates and agency deals be part of a strategy or would you still be very focused on just Chicago Atlantic origination?

I’m just thinking in terms of buying books out there, mid-market books, or again joining syndicates if you have the credit available as a way to speed up the scale gains for the new company.

Peter Sack^ Today we’re focused on -- today we’re focused on the same type of opportunities that we’ve always been focused on, of originating attractive risk-adjusted returns transactions directly with borrowers.

So I don’t expect a broad shift into syndicates and certainly don’t expect a broad shift into agency credits or mortgage-backed securities.

Pablo Zuanic^ Right. That’s all for me.

Operator^ This concludes our question-and-answer session and the conference.

Thank you for attending today’s presentation. You may now disconnect.